

June 21, 2011

Via E-mail
George Putnam
President and Chief Executive Officer
EMC Metals Corp.
11th Floor – 888 Dunsmuir Street
Vancouver, BC, Canada V6C 3K4

> **Re: EMC Metals Corp.**
> **Registration Statement on Form 10**
> **Filed May 24, 2011**
> **File No. 0-54416**

Dear Mr. Putnam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

2.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

George Putnam
EMC Metals Corp.
June 21, 2011
Page 2

3. Please provide updated disclosure with each amendment. For example, we note the following items:

- You indicate at page 9 that the Nyngan Project deadline was extended to June 15, 2011;
- Discuss the recent sale of the Fostung Tungsten Property to Janus Resources Inc.;
- Provide information regarding your current exploration activities, including activities conducted on the Nyngan Scandium Project; and
- At page 37, provide greater specificity regarding the completion of the referenced feasibility study in 2011.

Liquidity and Capital Resources, page 17

4. Please expand your disclosure to include details of the cash requirements necessary to implement your business plan in the next twelve months. See Item 303(a)(1) of Regulation S-K. In addition, please expand this section to include your material commitments for capital expenditures. Indicate the general purposes for the commitments and the anticipated source of the funds needed to fulfill such commitments. In that regard, see Item 303(a)(2) of Regulation S-K. Make parallel revisions to the "Liquidity and Capital Resources" section at page 27.

Results of Operations, pages 18 and 20

5. Please revise the first sentence on both pages to clarify your use of the word "increase" in this context. In both instances, it appears that you are referring to a decrease in the net loss due to a lower mineral impairment charge.

Management's Discussion and Analysis

Critical Accounting Estimates, page 27

6. Please disclose information about the assumptions, uncertainties and judgment involved in accounting for your mineral properties under this heading.

Security Ownership of Certain Beneficial Owners and Management, page 40

7. With regard to the beneficial owners holding more than five percent of your common stock, please include a more precise street address, which may be a business, mailing, or residence address. Specifying only the city and state is not sufficient. See Item 403(a) of Regulation S-K.

Directors and Executive Officers, page 41

8.   If you retain the tabular reference to "municipality of residence," provide the information. Also eliminate any gaps or ambiguities with regard to time in the five year business descriptions, providing all the detail that Item 401(e) of Regulation S-K requires. It appears that the first four entries, plus the entry for Mr. Thompson, do not cover the entire five year period. Note that the reader should not need to review both the tabular and the ensuing textual discussion to obtain this information.

Biographical Information: Directors and Officers, page 42

9.   In addition to your current disclosure, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(1) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 44

10.   Please expand your disclosure in this section to cover a period of ten years, as Item 401(f) of Regulation S-K requires.

Summary Compensation Table, page 44

11.   It is unclear why you include "$Nil" in the Salary column for Mr. Putnam, notwithstanding the employment agreement you filed as exhibit 10.5 and the disclosure which appears under "Employment Agreements" at page 46. Please revise accordingly.

Recent Sale of Unregistered Securities, page 48

12.   Pursuant to Item 701(b) of Regulation S-K, please name the persons or identify the class of persons to whom the unregistered securities were sold in each case.

Financial Statements for the year ended December 31, 2010

Consolidated Balance Sheets, page F-3

13.   We note that the deficit accumulated during the exploration stage reported on your Balance Sheet for the year ended December 31, 2010 does not agree with the cumulative losses from inception that you report on your Statement of Operations. Please explain why these amounts are different or amend your financial statements to resolve this inconsistency.

Note 8 – PPE, page F-11

14.   We note your disclosures related to the Springer Project indicating that in September 2008 you "placed the facility on care and maintenance pending improvement in the global financial markets and strengthening tungsten prices." We also see that you have not depreciated these assets during the periods presented and understand that you are currently considering the sale of the Springer property. Please address the following points:

- Tell us whether you have conducted impairment testing of these assets in each of the periods presented and if so explain the results of your tests, including the underlying assumptions and your rationale.

- Please describe the extent of your efforts to sell the assets constituting the Springer Project, and explain how these are consistent with having committed to a plan to sell as of March 31, 2011.

Note 12 – Deferred Income taxes, page F-14

15.   We note that you report "deferred income tax recoveries" of $1.4 million in your Statement of Operations for the year ended December 31, 2009. Your rate reconciliation at Note 12 appears to indicate that this benefit is largely due to "expected income tax recoveries" based on your net losses affected at statutory income tax rates. Please explain why you believe these recoveries will be realized in the future given you have incurred losses since inception.

Financial Statements for the Quarter Ended March 31, 2011

Statement of Operations, page F-21

16.   We note that the net loss you report for the quarter ended March 31, 2010 at page 24 does not agree to the net loss reported in your Statement of Operations at page F-21. Please resolve this inconsistency.

Exhibit 10.3, Stock Purchase Agreement

17.   Pursuant to Item 601(b)(10) of Regulation S-K, you need to file a complete version of the agreement. If you desire to omit portions of the version of the document as publicly filed due to confidentiality concerns, you must comply with Exchange Act Rule 24b-2.

Engineering Comments

18.   We note that you do not qualify as a foreign private issuer. Revise your reserve disclosure to comply with Industry Guide 7 rather than NI 43-101.

19.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with language comparable to the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10 which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Craig Arakawa at (202) 551- 3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Edward Mayerhofer